UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

Vanguard Admiral Funds

Vanguard Bond Index Funds

Vanguard California Tax-Free Funds

Vanguard Chester Funds

Vanguard CMT Funds

Vanguard Convertible Securities Fund

Vanguard Explorer Fund

Vanguard Fenway Funds

Vanguard Fixed Income Securities Funds

Vanguard Florida Tax-Free Fund

Vanguard Horizon Funds

Vanguard Index Funds

Vanguard Institutional Index Funds

Vanguard International Equity Index Funds

Vanguard Malvern Funds

Vanguard Massachusetts Tax-Exempt Funds

Vanguard Money Market Reserves

Vanguard Montgomery Funds

Vanguard Morgan Growth Fund

Vanguard Municipal Bond Funds

Vanguard New Jersey Tax-Free Funds

Vanguard New York Tax-Free Funds

Vanguard Ohio Tax-Free Funds

Vanguard Pennsylvania Tax-Free Funds

Vanguard Quantitative Funds

Vanguard Specialized Funds

Vanguard STAR Funds

Vanguard Tax-Managed Funds

Vanguard Treasury Fund

Vanguard Trustees' Equity Fund

Vanguard Valley Forge Funds

Vanguard Variable Insurance Funds

Vanguard Wellesley Income Fund

Vanguard Wellington Fund

Vanguard Whitehall Funds

Vanguard Windsor Funds

Vanguard World Funds

and

The Vanguard Group, Inc.

P.O. Box 2600

Valley Forge, Pennsylvania 19482
File No. 812-13597

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

amended and restated APPLICATION FOR AN EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FROM SECTIONS 18(f) AND 21(b) OF THE ACT; PURSUANT TO SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTION 12(d)(1) OF THE ACT; PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2) AND 17(a)(3) OF THE ACT; AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER TO PERMIT CERTAIN JOINT ARRANGEMENTS

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I.	PRELIMINARY STATEMENT AND BACKGROUND

The Vanguard Group, Inc. (“Vanguard”) and the applicant registered open-end management investment companies (the “Trusts”) and series thereof (the “Funds,” and, together with the Trusts and Vanguard, the “Applicants”)1 hereby apply for an order of exemption pursuant to (i) Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from the provisions of Sections 18(f) and 21(b) of the Act; (ii) Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1) of the Act; (iii) Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and (iv) Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary to permit certain joint arrangements.

The requested order would amend, restate and supersede a prior order of exemption from the provisions of Sections 12(d)(1), 17(a)(1), 17(a)(3), and 17(d) of the Act and Rule 17d-1 thereunder, and Sections 18(f) and 21(b) of the Act (In the Matter of Vanguard Money Market Reserves, Inc., et al. (File No. 812-9778, Investment Company Act Release Nos. 21825 (March 13, 1996) (notice) and 21889 (April 11, 1996) (order) (the “1996 Order”)). The 1996 Order permits the Funds to participate in an interfund lending facility whereby the Funds may directly lend to and borrow money from each other for temporary purposes provided that the loans are made in accordance with the terms and conditions set forth in that order.

Applicants desire to modernize the 1996 Order to take advantage of relief granted to other fund complexes in more recent orders, and to permit a Fund to borrow through the interfund lending facility in circumstances not contemplated by the 1996 Order (i.e., when the Fund has no other source of liquidity), all in accordance with the terms and conditions set forth in this application (the “Application”).

At any particular time, while some Funds may be lending money to banks or other entities by entering into repurchase agreements or purchasing other short-term instruments (either directly or through a Vanguard money market fund (the “CMT Fund”),2 other Funds may be borrowing money from the same or similar banks for temporary purposes to satisfy redemption requests or for other temporary purposes. The Trusts propose to enter into loan agreements on behalf of the Funds whereby the Funds would be permitted to lend money directly to, and borrow money directly from, each other for temporary purposes. Through the use of the proposed interfund lending facility, the Funds intend to: (i) provide a source of liquidity in circumstances in which no bank loans are available to the Funds, (ii) reduce the costs that would otherwise be incurred in borrowing from banks and other lenders, and (iii) earn higher interest rates on their cash balances.

Section 12(d)(1) of the Act prohibits, subject to certain limited exceptions, the purchase by one investment company of the securities of another investment company. Section 17(a)(1) of the Act prohibits an affiliated person of a registered investment company from selling securities or other property to the registered investment company, Section 17(a)(2) of the Act prohibits an affiliated person of a registered investment company from purchasing securities or other property from the registered investment company, and Section 17(a)(3) generally prohibits an affiliated person from borrowing money or other property from the investment company. Section 17(d) of the Act and Rule 17d-1 thereunder generally prohibit an affiliated person of a registered investment company, acting as principal, from entering into any transaction in which the investment company is a joint, or a joint and several participant, unless it has been approved by an order of the Securities and Exchange Commission (the “Commission”). Section 18(f)(1) of the Act prohibits any registered open-end investment company from issuing any “senior security”; however, the investment company may borrow from a bank, provided the company maintains 300% asset coverage for such loans. Finally, Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if such person controls or is under common control with such registered company.

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1             Applicants request that the relief requested herein apply to: (i) any future series of the Trusts (included in the term “Funds”), and (ii) any future registered investment companies or series thereof that are organized, managed, or advised by Vanguard or a person controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with Vanguard (each, also, a “Fund”).

2             The CMT Fund is a series of Vanguard CMT Funds known as Vanguard Market Liquidity Fund. Vanguard CMT Funds is a registered open-end management investment company organized, managed and advised by Vanguard. The CMT Fund complies with Rule 2a-7 under the Act and was created pursuant to a Commission order (In the Matter of The Vanguard Group, Inc., et al. (File No. 812-12827, Investment Company Act Release Nos. 26406 (March 29, 2004) (notice) and 26436 (April 23, 2004) (order). Currently, the CMT Fund and Vanguard Municipal Cash Management Fund are the only series of Vanguard CMT Funds.

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Applicants request an order providing the exemptive relief necessary to establish and operate the proposed interfund lending facility as described in this Application, subject to the terms and conditions set forth herein. The proposed interfund lending facility is intended to be used by the Funds as a means of: (i) providing a source of temporary liquidity in circumstances in which no bank loans are available to the Funds, (ii) reducing the costs that would otherwise be incurred by the Funds in obtaining bank loans for temporary purposes, and (iii) increasing the return received by the Funds in the investment of their excess daily cash balances. Accordingly, Applicants believe the relief requested is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

II.	STATEMENT OF FACTS
A.	The Trusts and Funds.

Each Trust is organized as a Delaware statutory trust and is registered as an open-end management investment company under the Act.3 The Trusts offer one or more separate investment portfolios (“Funds”) with distinct investment objectives and policies. Certain Funds offer multiple classes of shares.

B.	Vanguard.

Vanguard, a Pennsylvania corporation, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and as a transfer agent under the Securities Exchange Act of 1934, as amended. Vanguard is wholly and jointly owned by 35 investment companies (including each Trust except for Vanguard CMT Funds and Vanguard Institutional Index Funds). Vanguard provides each of the Funds with corporate management, administrative, transfer agency, and, in some cases, investment advisory services. Vanguard employs a supporting staff of management and administrative personnel needed to provide the requisite services.

C.	Current Borrowing Practices

At any particular time, while some Funds invest their cash balances in the CMT Fund or purchase other short-term instruments, other Funds may need to borrow money from banks for temporary purposes to satisfy redemption requests, to cover unanticipated cash shortfalls such as a trade “fail” in which cash payment for a security sold by a Fund has been delayed, or for other temporary purposes.

Presently, the Funds have access to uncommitted bank loans from their custodian banks, for temporary purposes. These loans are available at the custodian bank’s discretion in the amounts that the bank chooses to make available at the time of the loan. If a Fund borrows from its custodian bank, it normally pays interest on the loan at a rate that is higher than the rate that is earned by other (non-borrowing) Funds on investments in the CMT Fund, or if applicable, other short-term instruments. This differential contributes to the profit earned by the lender and is not attributable to any material difference in the credit quality or risk of such transactions.

D.	Increasing the Availability of the Interfund Lending Facility

For a variety of reasons, the Funds need reliable sources of immediate, short-term liquidity pending the sale and settlement of portfolio securities to generate cash. In extreme cases, a sudden unanticipated market correction, like those that occurred in 1987 and 2008, is likely to be accompanied by high volumes of shareholder redemption activity. Cash may also be needed to settle trades entered into prior to the correction and cash requirements may be aggravated by fails of sales of portfolio securities. Although the Act permits the Funds to delay the payment of redemption proceeds for up to seven days (which itself could cause further panic selling by shareholders), shareholder redemption requests are normally paid immediately. Instituting a delay in payment of redemption proceeds could result in a shareholder’s money being uninvested for a period of up to seven days, which is an undesirable consequence of a lack of liquidity.

It is at precisely these times that investor confidence could be shaken by a decision to delay payment of redemption proceeds, or to liquidate portfolio securities quickly to raise cash. Such a decision could lead to a further cycle of net redemptions, more pressure on the portfolio managers to sell securities at inopportune times, and more pressure on the securities and credit markets generally. As demonstrated in the Fall 2008 market crisis, liquidity and

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3             All entities that currently intend to rely on the order have been named as Applicants. Any other existing or future entities that subsequently rely on the order will comply with the terms and conditions in the Application.

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available sources of cash are essential to preserving investor confidence and stabilizing a difficult market situation. During these times, it is conceivable that banks may be unable or unwilling to make money available to the Funds if the banks themselves are experiencing liquidity problems. In such a situation, the Funds may need to utilize the interfund lending facility permitted by the 1996 Order.

The Funds have used the interfund lending facility permitted by the 1996 Order infrequently for contingency purposes only (e.g., when bank loans are unavailable). Market events over the past year have called into question the solvency of some of the premier banks in the United States and worldwide. While Funds believe that their custodian banks will continue to be able to provide them with temporary loans, if the custodian banks are experiencing liquidity problems, they may be unable to make money available to the Funds. Applicants believe that the interfund lending facility can serve a more valuable purpose, and confer greater benefits to borrowing and lending Funds, if the conditions of the 1996 Order were modernized to address recent market events. The Application reflects (i) the conditions currently imposed on fund complexes when entering into interfund lending arrangements, and (ii) additional liquidity protections for borrowing Funds based upon risks that are present and could pose a significant threat to a Fund in the event that its custodian bank were unable or unwilling to provide a Fund with a loan. The proposed interfund lending facility can benefit both those Funds that are borrowers and those Funds that are lenders, if it can be modernized in order to protect Fund shareholders.

E.	The Proposed Interfund Lending Facility

The Trusts seek to enter into master interfund lending agreements (“Interfund Lending Agreements”) with each other on behalf of the Funds that would permit each Fund to lend money directly to and borrow directly from other Funds through an interfund lending facility for temporary purposes (an “Interfund Loan”). The proposed interfund lending facility would reduce the Funds’ potential borrowing costs, enhance the ability of the lending Funds to earn higher rates of interest on their short-term loans and provide a source of temporary liquidity for the Funds in circumstances in which no bank loans are available to them. Although the proposed interfund lending facility would reduce the Funds’ need to borrow from banks, the Funds would be free to establish and maintain committed lines of credit or other borrowing arrangements with unaffiliated banks.

It is anticipated that the proposed interfund lending facility would provide a borrowing Fund with significant benefits at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes and certain Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions). However, redemption requests normally are paid immediately. The proposed interfund lending facility would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

Similarly, it is anticipated that a Fund could use the proposed interfund lending facility when a sale of securities “fails” due to circumstances beyond the Fund’s control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction. “Sales fails” may present a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. Alternatively, the Fund could: (i) “fail” on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same-day settlement basis, possibly earning a lower return on the investment. Use of the proposed interfund lending facility under these circumstances would enable the Fund to have access to immediate short-term liquidity without incurring custodian overdraft charges.

The proposed interfund lending facility would also be available in circumstances when bank loans are unavailable to a Fund (e.g., the custodian bank becomes insolvent or is otherwise unwilling to make a loan to a Fund). We expect this to occur rarely and most likely during periods of extreme market stress. In this situation, it is important that the Funds have access to money (even if normal bank borrowings are not available) so that they may satisfy their temporary cash needs (e.g., unanticipated redemptions and sales fails). The proposed interfund lending facility could provide a source of immediate, short-term liquidity in such a situation.

While bank borrowings generally could supply needed cash to cover unanticipated redemptions and sales fails, the borrowing Funds would incur costly commitment fees and/or other charges involved in obtaining a bank loan. The proposed interfund lending facility could provide an equal or greater amount of consistently reliable liquidity to a borrowing Fund compared to a committed line of credit while also conferring benefits to lending Funds. For example, a borrowing Fund would pay lower interest rates than those that would be payable under short-term loans offered by banks, if a loan was offered by a bank. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain by purchasing shares of the CMT Fund or

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from investing their cash in repurchase agreements. Thus, the proposed interfund lending facility would benefit both borrowing and lending Funds.4

Under normal circumstances, the interest rate to be charged to the Funds on any Interfund Loan (the “Interfund Loan Rate”) would be the average of: (i) the “CMT Rate,” as defined below; and (ii) the “Bank Loan Rate,” as defined below. The CMT Rate is the prior day’s yield5 of the non-money market lending Funds’ current cash management vehicle.6 The prior day’s yield is used instead of the current day’s yield because there is a substantial time gap between when the Interfund Loan Rate would be calculated (early morning) and when the yield of the CMT Fund is known for the current day (at the end of the day). The CMT Rate is a reasonable proxy for the rate of return that Funds lending through the interfund lending facility would have otherwise obtained if they had invested their excess cash through their normal investment vehicle.7

In rare situations, the CMT Rate may materially vary from one day to another due to a sudden change in interest rates8 or for other reasons. In these circumstances, Vanguard’s Cash Management Department (the “Cash Management Department”) would be permitted to adjust the CMT Rate in calculating the Interfund Loan Rate, in accordance with procedures approved by each Trust’s board of trustees (the “Trustees”). Specifically, the Trustees would set the initial CMT Rate variation level (e.g., +/- 25 basis points) (the “CMT Rate Variation Level”) and approve any modifications to such level. The CMT Rate Variation Level will be calculated when it appears that the CMT Rate will materially differ from the estimated current day’s CMT Rate.9 To ensure that the Interfund Loan Rate reflects current market conditions, if the difference between the CMT Rate and the estimated current day’s CMT Rate is greater than the CMT Rate Variation Level, then the Cash Management Department will adjust the CMT Rate to the estimated current day’s CMT Rate. Each Trust’s Trustees would annually review the continuing appropriateness of the CMT Rate Variation Level. Applicants assert that the continual monitoring and adjustment of the CMT Rate Variation Level, as well as the control of having a CMT Rate Variation Level in place to adjust the CMT Rate when necessary will ensure that the CMT Rate is representative of the rate of return that the vast majority of lending Funds would have received if they had invested their cash in their normal cash management vehicle and not participated in the interfund lending facility.

The Bank Loan Rate for any day would be calculated by the Cash Management Department each day an Interfund Loan is made according to a formula established by each Trust’s Trustees intended to approximate the lowest interest rate at which short-term bank loans would be available to the Funds. The formula would be based upon a publicly available rate (e.g., Federal funds plus 25 basis points) and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to the approval of each Trust’s Trustees. In addition, each Trust’s Trustees would annually review the continuing appropriateness of using the formula to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Funds. The continual monitoring and adjustment of the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, should ensure that the Bank Loan Rate reflects current market rates. Applicants submit that these procedures provide a level of assurance that the Bank Loan Rate would be representative of prevailing market rates.

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4              this respect, the Applicants’ proposal is analogous to direct purchase and sale transactions between affiliated investment companies covered by Rule 17a-7 of the Act. Rule 17a-7 is designed to allow funds to reduce their brokerage costs by dealing directly with one another without the intervention of a broker-dealer. Like the Applicants’ proposal, Rule 17a-7 allows direct dealings between funds where the funds’ board of trustees has adopted procedures to assure that the transactions are effected at prices that are fair to both sides of the transaction and are consistent with the investment policy of each fund. Cf. Safeco Growth Fund, Inc., (avail. March 4, 1985).

5              For the vast majority of potential lending Funds, the cash management vehicle is currently Vanguard Market Liquidity Fund (i.e., the CMT Fund).

6              Yield means the annualized daily dividend rate.

7             Applicants submit that the CMT Rate, rather than a repurchase agreement rate or overnight time deposit rate (rates used in other interfund lending orders), should be used to calculate the Interfund Loan Rate because the vast majority of the lending Funds invest their excess cash in the CMT Fund. To utilize a rate other than the CMT Rate would distort the reality of how the Funds invest excess cash, provide a skewed Interfund Loan Rate, and yield an unfair result.

8             The CMT Fund is sensitive to short-term interest rate changes because it invests in short-term securities which themselves are highly sensitive to changes in short-term interest rates (e.g., due to a change by the Federal Reserve in its target Federal Funds rate).

9             Vanguard is able to project an estimated closing yield of the CMT Fund for the day based upon various factors including (i) whether the CMT Fund is expected to have a net inflow or outflow of money on a given day, (ii) the CMT Fund’s investments that are maturing on a given day, and (iii) the price and yield of the securities that the CMT Fund expects to buy or sell on a given day.

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Under normal circumstances, a bank loan would be available to the Funds for temporary purposes and the Interfund Loan Rate would exceed the CMT Rate. In these circumstances, a borrowing Fund is assured liquidity either through a bank loan or through the interfund lending facility. If no bank loan is available to a Fund and the Interfund Loan Rate is less than or equal to the CMT Rate, under the 1996 Order, a Fund would have access to neither a bank loan nor the interfund lending facility. This could occur in times of extreme market dislocation (e.g., in the Falls of 1987 and 2008). To eliminate this undesirable result, the Interfund Loan Rate for a Fund in such a situation will be the CMT Rate plus a spread (e.g., CMT Rate multiplied by 110%) as determined by the Trustees (the “Bank Loan Alternative Spread”). The initial Bank Loan Alternative Spread and any subsequent modifications to the Bank Loan Alternative Spread would be subject to the approval of each Trust’s Trustees. In addition, each Trust’s Trustees would annually review the continuing appropriateness of the Bank Loan Alternative Spread. This alternative calculation of the Interfund Loan Rate is an important tool for assuring that Funds have liquidity through the interfund lending facility when a bank loan is not available to them. The alternative calculation also benefits the lending Funds participating in the interfund lending facility because they will receive a higher return on their cash investment than they otherwise would from their normal investments outside the interfund lending facility. Applicants expect to rely on this alternative calculation of the Interfund Loan Rate infrequently, but believe that it is important for contingency purposes.

The proposed interfund lending facility would be administered by the Cash Management Department. No portfolio manager of any Fund will serve in the Cash Management Department. The proposed interfund lending facility would be available to any Fund. On any day on which a Fund intends to borrow money, the Cash Management Department would make an Interfund Loan from a lending Fund to a borrowing Fund only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the CMT Rate or, if applicable, the most favorable rate available to a lending Fund from investment in overnight repurchase agreements (the “Repo Rate”)10, and (ii) more favorable to the borrowing Fund than the Bank Loan Rate. However, in unusual circumstances where a bank loan is not available to a Fund and the Interfund Loan Rate is less than or equal to the CMT Rate, the Cash Management Department may make cash available to a borrowing Fund only if the Interfund Loan Rate is greater than the CMT Rate or, if applicable, the Repo Rate. In such circumstances, this alternative condition ensures that the lending Funds will receive a return greater than what they would have received through the CMT Fund or, if applicable, overnight repurchase agreements in which the lending Funds could otherwise invest, while the borrowing Funds will retain access to cash otherwise unavailable through traditional bank loans.

Under the proposed interfund lending facility, it is anticipated that most loans extended to the Funds would be unsecured. The proposed interfund lending facility would permit a Fund to borrow on an unsecured basis if the Fund’s total borrowings from all sources were less than or equal to 10% of its total assets immediately after the interfund borrowing. If a Fund had a secured loan outstanding from any other source or if the Fund’s outstanding borrowings immediately after the interfund borrowing were greater than 10% of its total assets, the Fund could borrow only on a secured basis. Each Fund will borrow in compliance with the investment restrictions for that Fund. If the total outstanding borrowings from all sources of a Fund with outstanding Interfund Loans exceeded 10% of its total assets, the Fund would reduce indebtedness to 10% or less of total assets, or secure each outstanding Interfund Loan. A Fund could not borrow through the proposed interfund lending facility if its total outstanding borrowings immediately after the interfund borrowing would exceed the limits imposed by Section 18 of the Act.

In addition, amounts borrowed through the proposed interfund lending facility would be reasonably related to a Fund’s temporary borrowing need. In order to facilitate monitoring of these conditions, for Funds that do not have Restrictive Borrowing Policies, as defined below, Applicants will limit a Fund’s borrowings through the proposed interfund lending facility, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund’s total net cash redemptions or 102% of sales fails for the preceding seven calendar days. Restrictive Borrowing Policies are policies which generally limit borrowing to temporary or emergency purposes. Funds borrowing through the interfund lending facility that have Restrictive Borrowing Policies will not be limited to a percentage of each Fund’s net cash redemptions or sales fails within a seven day period. Restrictive Borrowing Policies provide comprehensive and effective protection against leverage by generally limiting Fund borrowing for temporary or emergency purposes. The Restrictive Borrowing Policies are an effective safeguard that will prevent inappropriate use of the interfund lending facility. For those Funds having Restrictive Borrowing Policies, the 125% limit is contrary to the public interest and the interest of investors because it constrains the use of the interfund lending facility in periods of sudden, unanticipated market correction, which could contribute to further redemptions and more pressure to liquidate portfolio securities. The duration of any loans made under the proposed interfund lending facility would be limited to the time required to receive payment for securities sold, but in no event more than

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10            If a lending Fund does not invest its cash balances in the Funds’ current cash management vehicle (presently the CMT Fund for the vast majority of potential lending Funds), then the Repo Rate will be used to determine whether the lending Fund participates in the interfund lending facility.

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seven days. All loans would be callable on one business day’s notice by the lending Fund. A borrowing Fund could repay an outstanding loan in whole or in part at any time. While the Funds would pay interest on the borrowings, the Funds would not pay any fees in connection therewith.

Under the proposed interfund lending facility, the portfolio managers for each participating Fund could provide standing instructions to participate daily as a borrower or lender. The Cash Management Department on each business day would collect data on the excess cash and borrowing requirements of all participating Funds.

The Cash Management Department would allocate borrowing demand and cash available for lending among the Funds on what the Cash Management Department believes to be an equitable basis, subject to certain administrative considerations applicable to all Funds, such as: (i) the time of filing requests to participate; (ii) minimum loan lot sizes; and (iii) the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each Interfund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.

The Cash Management Department would not solicit cash for loans from any Fund or prospectively publish or disseminate the amount of current borrowing demand to portfolio managers. Once it had determined the aggregate amount of cash available for loans and borrowing demand, the Cash Management Department would allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds. 11 There typically will be far more available excess cash each day than borrowing demand. Therefore, after the Cash Management Department has allocated cash for Interfund Loans, the Cash Management Department will invest any remaining cash in accordance with the standing instructions of the portfolio managers or return remaining amounts for investment directly by the portfolio managers of the Funds.12

The method of allocation and related administrative procedures would be approved by each Trust’s Trustees, including a majority of Trustees who are not “interested persons” of the Trust, as that term is defined in Section 2(a)(19) of the Act (“Independent Trustees”), to ensure that both borrowing and lending Funds participate on an equitable basis. Vanguard, through the Cash Management Department, would report quarterly to the Trustees on the participation of the various Funds in the proposed interfund lending facility. Each Trust’s Trustees would review at least quarterly the Fund’s participation in the proposed interfund lending facility to assure that transactions were effected in compliance with any order permitting such transactions and would review at least annually the continuing appropriateness of: (i) the administrative procedures; (ii) the Interfund Loan Rate; (iii) the Bank Loan Alternative Spread; (iv) the CMT Rate Variation Level; and (v) the Fund’s participation in the proposed interfund lending facility. In the event an Interfund Loan is not paid according to its terms and a default is not cured within two business days from maturity or from demand for payment, Vanguard promptly would refer the loan for arbitration to an independent arbitrator selected by the Trustees for the Funds involved, who would have binding authority to resolve any problem promptly.

The Cash Management Department would: (i) monitor the Interfund Loan Rates charged and the other terms and conditions of the loans; (ii) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations; (iii) ensure equitable treatment of each Fund; and (iv) make quarterly reports to the Trustees concerning any transactions by the Funds under the proposed interfund lending facility and the Interfund Loan Rate charged. Vanguard, through the Cash Management Department, would administer the proposed interfund lending facility as a disinterested fiduciary as part of its duties under the relevant management or service agreement with each Fund and would receive no additional fee as compensation for its services in connection with the administration of the proposed interfund lending facility.

If the requested order is granted, no Fund may participate in the proposed interfund lending facility unless: (i) the Fund has obtained shareholder approval for its participation if such approval is required by law or, if such approval is not required by law, the Fund’s prospectus and/or statement of additional information (“SAI”) have, prior to the Fund’s lending or borrowing any amount under the proposed interfund lending facility, disclosed the intention of the Fund to participate in the proposed interfund lending facility; (ii) the Fund has fully disclosed all material information concerning the interfund lending facility in its prospectus and/or SAI; and (iii) the Fund’s participation in the interfund lending facility is consistent with its investment objectives, limitations and organizational documents.

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11            The Cash Management Department may consult with the portfolio managers of the CMT Fund for purposes of projecting current day’s CMT Rate. See supra note 9.

12            The Cash Management Department may consult with portfolio managers of external advisors from time to time for assistance in making accurate assessments of the borrowing needs of certain Funds and lending capabilities of other Funds; however, no portfolio manager of an external advisor will serve as a member of the Cash Management Department.

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III.	STATUTORY PROVISIONS

Section 12(d)(1) of the Act generally prohibits a registered investment company from purchasing or otherwise acquiring any security issued by any other investment company except in accordance with the limitations set forth in that Section.

Section 17(a)(1) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other property to the investment company. Section 17(a)(2) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Section 17(a)(3) of the Act generally prohibits any such affiliated person, or affiliated person of an affiliated person, from borrowing money or other property from the registered investment company. Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if that person controls or is under common control with that company. Section 17(d) and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant, unless, upon application, the transaction has been approved by an order of the Commission.

Section 2(a)(3)(C) of the Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the Act defines “control” as the “power to exercise a controlling influence over the management or policies of a company,” but excludes circumstances in which “such power is solely the result of an official position with such company.”

Section 18(f)(1) of the Act prohibits an open-end investment company from issuing “any senior security . . . except that any such registered company shall be permitted to borrow from any bank; provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company . . . ” Under Section 18(g) of the Act, the term “senior security” generally includes any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness.

Section 17(b) of the Act generally provides that the Commission may grant an order, upon application, exempting a proposed transaction from the provisions of Section 17(a) of the Act provided that: (i) the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the transaction is consistent with the policy of the investment company as recited in its registration statement and reports filed under the Act; and (iii) the transaction is consistent with the general purposes of the Act.

Rule 17d-1(b) under the Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

Section 6(c) of the Act provides that an exemptive order may be granted where an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

Similarly, Section l2(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of Section 12(d)(1) if and to the extent that such exemption is consistent with the public interest and the protection of investors.

IV.	REQUEST FOR ORDER

The Applicants seek an order pursuant to Section 6(c) of the Act exempting them, to the extent described herein, from the provisions of Sections 18(f) and 21(b) of the Act; pursuant to Section 12(d)(1)(J) of the Act exempting them from the provisions of Section 12(d)(1) of the Act; pursuant to Sections 6(c) and 17(b) of the Act exempting them from the provisions of Sections 17(a)(1), Section 17(a)(2) and 17(a)(3) of the Act; and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, to permit certain joint arrangements and to allow them to participate in the proposed interfund lending facility.

Page 8 of 26 sequentially numbered pages (including exhibits)

Conditions. Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)

The Interfund Loan Rate will be the average of the CMT Rate and the Bank Loan Rate, provided, however, in circumstances in which a bank loan is not available to a Fund and the Interfund Loan Rate is less than or equal to the CMT Rate, the Interfund Loan Rate for such Fund will be the CMT Rate plus a Bank Loan Alternative Spread determined pursuant to Board approved procedures. Additionally, if the difference between the CMT Rate and the estimated current day’s CMT Rate is greater than the CMT Rate Variation Level, then the Cash Management Department will adjust the CMT Rate to the estimated current day’s CMT Rate, provided that such adjustment is made in accordance with Board approved procedures.

(2)

Except as set forth in this condition, on each business day, the Cash Management Department will make cash available for Interfund Loans only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the CMT Rate or, if applicable, Repo Rate, and (ii) more favorable to the borrowing Fund than the Bank Loan Rate. In circumstances in which a bank loan is not available to a Fund and the Interfund Loan Rate is less than or equal to the CMT Rate, interest rates will be calculated as set forth in Condition 1. In this case, the Cash Management Department will make cash available for interfund loans only if the Interfund Loan Rate is more favorable to the lending Fund than the CMT Rate or, if applicable, Repo Rate.

(3)

If a Fund has outstanding borrowings, any Interfund Loans to the Fund: (i) will be at an interest rate equal to or lower than any outstanding bank loan; (ii) will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) will have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) will provide that, if an event of default by the Fund occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending Agreement entitling the lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

(4)

A Fund may make an unsecured borrowing through the proposed interfund lending facility if its outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund’s interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund’s total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow through the proposed interfund lending facility only on a secured basis. A Fund may not borrow through the proposed interfund lending facility or from any other source if its total outstanding borrowings immediately after such borrowing would exceed the limits imposed by Section 18 of the Act.

(5)

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (i) repay all its outstanding Interfund Loans; (ii) reduce its outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition (5) shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceeds 10% is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the Interfund Loan.

Page 9 of 26 sequentially numbered pages (including exhibits)

(6)

No Fund may lend to another Fund through the proposed interfund lending facility if the loan would cause its aggregate outstanding loans through the proposed interfund lending facility to exceed 15% of the lending Fund’s current net assets at the time of the loan.

(7)	A Fund’s Interfund Loans to any one Fund shall not exceed 5% of the lending Fund’s net assets.
(8)

The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

(9)

Except as set forth in this condition, no Fund may borrow through the interfund lending facility unless the Fund has a policy that prevents the Fund from borrowing for other than temporary or emergency purposes. In the case of a Fund that does not have such a policy, the Fund’s borrowings through the interfund lending facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions or 102% of sales fails for the preceding seven calendar days.

(10)	Each Interfund Loan may be called on one business day’s notice by a lending Fund and may be repaid on any day by a borrowing Fund.
(11)	A Fund’s participation in the proposed interfund lending facility must be consistent with its investment objectives, and limitations and organizational documents.
(12)

The Cash Management Department will calculate total Fund borrowing and lending demand through the proposed interfund lending facility, and allocate loans on an equitable basis among the Funds, without the intervention of any portfolio manager of the Fund. The Cash Management Department will not solicit cash for the proposed interfund lending facility from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. The Cash Management Department will invest any amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions from portfolio managers or such remaining amounts will be invested directly by the portfolio managers of the Funds.

(13)

The Cash Management Department will monitor the Interfund Loan Rates charged and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Trustees of each Trust concerning the participation of the Funds in the proposed interfund lending facility and the terms and other conditions of any extensions of credit under the interfund lending facility.

(14)	The Trustees of each Trust, including a majority of the Independent Trustees, will:
(a)

review, no less frequently than quarterly, each Fund’s participation in the proposed interfund lending facility during the preceding quarter for compliance with the conditions of any order permitting such transactions;

(b)	establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans and review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula;
(c)

establish the Bank Loan Alternative Spread used to determine the interest rate on Interfund Loans when bank loans are not available to a Fund and the Interfund Loan Rate is less than or equal to the CMT Rate, and review, no less frequently than annually, the continuing appropriateness of the Bank Loan Alternative Spread;

(d)

establish the CMT Rate Variance Level used to determine if the CMT Rate has materially varied from the current day’s CMT Rate and review, no less frequently than annually, the continuing appropriateness of the CMT Rate Variance Level; and

(e)	review, no less frequently than annually, the continuing appropriateness of each Fund’s participation in the proposed interfund lending facility.

Page 10 of 26 sequentially numbered pages (including exhibits)

(15)

In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, Vanguard will promptly refer such loan for arbitration to an independent arbitrator selected by the Trustees for each Fund involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.[1][3] The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Trustees setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

(16)

Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the proposed interfund lending facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transactions, including the amount, the maturity and the Interfund Loan Rate, the CMT Rate, CMT Rate Variation Level, Bank Loan Alternative Spread, and the rate of interest available at the time on commercial bank borrowings, and such other information presented to the Trustees in connection with the review required by conditions (13) and (14).

(17)

The Cash Management Department will prepare and submit to the Trustees for review an initial report describing the operations of the proposed interfund lending facility and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the proposed interfund lending facility, the Cash Management Department will report on the operations of the proposed interfund lending facility at the Trustees’ quarterly meetings.

In addition, for two years following the commencement of the proposed interfund lending facility, the independent auditors for each Fund shall prepare an annual report that evaluates the Cash Management Department’s assertion that it has established procedures reasonably designed to achieve compliance with the terms and conditions of the order. The report shall be prepared in accordance with the Statements on Standards for Attestation Engagements No. 10 and it shall be filed pursuant to Item 77Q3 of Form N-SAR, as such Statements or Form may be revised, amended, or superseded from time to time. In particular, the report shall address procedures designed to achieve the following objectives:

(a)	that the Interfund Loan Rate will be higher than the CMT Rate or, if applicable, the Repo Rate, but lower than the Bank Loan Rate (if applicable);
(b)	compliance with the collateral requirements as set forth in the Application;
(c)	compliance with the percentage limitations on interfund borrowing and lending;
(d)	allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Trustees; and
(e)	that the Interfund Loan Rate does not exceed the interest rate on any third-party borrowings of a borrowing Fund at the time of the Interfund Loan.

After the final report is filed, each Fund’s independent auditors, in connection with their audit examinations of the Fund, will continue to review the operation of the proposed interfund lending facility for compliance with the conditions of the Application and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.

(18)

No Fund will participate in the proposed interfund lending facility upon receipt of requisite regulatory approval unless it has fully disclosed in its prospectus and/or SAI all material facts about its intended participation.

_________________________

13 the dispute involves Funds with different Trustees, the respective Trustees for the Funds will select an independent arbitrator that is satisfactory to each Fund.

Page 11 of 26 sequentially numbered pages (including exhibits)

V.	STATEMENT IN SUPPORT OF THE EXEMPTION
A.	Discussion of Precedents.

The Commission has granted orders permitting many other mutual fund complexes to establish an interfund lending program based on terms and conditions substantially the same as those proposed herein. In the Matter of the Managers Funds, et al., Investment Company Act Rel. No. 28748 (May 28, 2009) (Notice), Investment Company Act Rel. No. 28770 (June 23, 2009) (Order); In the Matter of Pioneer Bond Fund, et al., Investment Company Act Rel. No. 28411 (February 5, 2008) (Notice), Investment Company Act Rel. No. 28182 (March 4, 2008) (Order); In the Matter of Riversource Diversified Income Series. Inc., et al., Investment Company Act Rel. No. 27506 (September 28, 2006) (Notice), Investment Company Act Rel. No. 27525 (October 24, 2006) (Order); In the Matter of Wells Fargo Funds Trust, et al., Investment Company Act Rel. No. 27309 (May 1, 2006) (Notice), Investment Company Act Rel. No. 27385 (May 30, 2006) (Order); In the Matter of Frank Russell Investment Company, et al., Investment Company Act Rel. No. 27292 (April 25,2006) (Notice), Investment Company Act Rel. No. 27325 (May 23, 2006) (Order); In the Matter of Bridgeway Funds, Inc., et al., Investment Company Act Rel. No. 27290 (April 18, 2006) (Notice), Investment Company Act Rel. No. 27322 (May 16, 2006) (Order); In the Matter of Thrivent Mutual Funds, et al., Investment Company Act Rel. No. 27201 (January 03, 2006) (Notice), Investment Company Act Rel. No. 27222 (January 31, 2006) (Order); In the Matter of Marshall Funds. Inc., et al., Investment Company Act Rel. No. 27060 (September 08, 2005) (Notice); Investment Company Act Rel. No. 27111 (October 05, 2005) (Order); In the Matter of SEI Institutional Managed Trust, et al., Investment Company Act Rel. No. 26762 (February 17,2005) (Notice), Investment Company Act Rel. No, 26783 (March 15, 2005) (Order); In the Matter of Dreyfus Founders Funds. Inc., et al.; Investment Company Act Rel. No. 26487 (June 24, 2004) (Notice), Investment Company Act Rel. No. 26499 (July 20, 2004) (Order); In the Matter of AMR Investment Services Trust, Investment Company Act Rel. No. 26413 (April 8, 2004) (Notice), Investment Company Act Rel. No. 26443 (May 4, 2004) (Order); In the Matter of Nations Funds Trust, et al., Investment Company Act Rel. No. 26146 (August 11, 2003) (Notice), Investment Company Act Rel. No. 26174 (September 5, 2003) (Order); In the Matter of PBHG Funds, et al., Investment Company Act Rel. No. 26100 (July 15, 2003) (Notice), Investment Company Act Rel. No. 26148 (August 12, 2003) (Order); In the Matter of AB Funds Trust and SBC Financial Services, Inc., Investment Company Act Rel. No. 26067 (June 4, 2003) (Notice), Investment Company Act Rel. No. 26093 (July 1, 2003) (Order); In the Matter of ARK Funds, Allied Investment Advisors, Inc., Allfirst Trust Company, N.A., Investment Company Act Rel. No. 25923 (February 3, 2003) (Notice), Investment Company Act Rel. No. 25950 (March 3, 2003) (Order); In the Matter of Oppenheimer Integrity Funds, et al., Investment Company Act Rel. No. 25760 (September 30, 2002) (Notice), Investment Company Act Rel. No. 25776 (October 22, 2002) (Order); In the Matter of Colchester Street Trust, et al., Investment Company Act Rel. No. 24563 (July 24, 2000) (Notice), Investment Company Act Rel. No. 24602 (August 21, 2000) (Order).

There are two respects in which the relief sought extends beyond prior requests for relief with respect to interfund lending. First, Applicants are aware of no interfund lending exemptive order that uses the yield of a fund’s current cash investment vehicle (presently the CMT Fund for the vast majority of potential lending Funds) when calculating the Interfund Loan Rate. Second, Applicants are aware of no interfund lending exemptive order that provides for an alternative calculation of the Interfund Loan Rate in circumstances when a bank loan is not available. Applicants contend that the proposed interfund lending relief is a logical extension of relief previously granted and consistent with the purposes of the Act.

B.	Discussion in Support of the Application.

The proposed interfund lending facility is intended to be used by the Funds as a means of: (i) providing a source of temporary liquidity in circumstances in which no bank loans are available to the Funds, (ii) reducing the costs that would otherwise be incurred by the Funds in obtaining bank loans for temporary purposes, and (iii) increasing the return received by the Funds in the investment of their daily cash balances. Vanguard’s only interest in pursuing this program results from its position as a fiduciary to the Funds. Vanguard has no pecuniary or other interest in establishing the program.

The Trustees of the Trusts have carefully considered the benefits and possible additional risk to the Funds as a result of their participation in the proposed interfund lending facility and have concluded that participation in the proposed interfund lending facility would be in the best interests of the Funds. The Trustees have also determined that the significant benefits derived from participation in the proposed interfund lending facility more than outweigh the nominal additional risks that may be incurred by the Funds.

The significant benefits to be derived from participation in the proposed interfund lending facility will be shared by both the Funds making loans directly to other Funds as well as those Funds borrowing money directly from other Funds. The interest rate formula is designed to ensure that lending Funds always receive a higher return on

Page 12 of 26 sequentially numbered pages (including exhibits)

their excess cash balances than they otherwise would have obtained from investment of such cash in the CMT Fund or, if applicable, the rate available for overnight repurchase agreements in which the lending Funds could otherwise invest, and that borrowing Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements. Interfund Loans will be made only when both of these conditions are met except in unusual circumstances in which a bank loan is not available and the Interfund Loan Rate is less than or equal to the CMT Rate.14

Under normal circumstances, a Fund would be allowed to participate in the proposed interfund lending facility only if the Interfund Loan Rate were higher than the CMT Rate or, if applicable, the Repo Rate and lower than the Bank Loan Rate. In unusual circumstances when no bank loan is available to a Fund and the Interfund Loan Rate is less than or equal to the CMT Rate, a Fund could participate if the lending Funds will receive a return greater than what they would have received through investing in the CMT Fund or, if applicable, overnight repurchase agreements in which the lending Funds could otherwise invest.

Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk. The Applicants believe that the risk of default on Interfund Loans would be de minimus given the extremely high asset coverage requirements for any Interfund Loan, the highly liquid nature of Fund assets, and the other terms and conditions for effecting Interfund Loans as proposed in this Application.

The proposed interfund lending facility has been designed to serve only as a supplemental source of credit only for the Funds’ normal short-term borrowing and short-term cash investment activities, which do not involve any significant risks of default.

The Trustees of each Trust have determined that the Fund should be permitted to borrow under the proposed interfund lending facility on an unsecured basis only if the Fund’s total borrowings immediately after the interfund borrowing are equal to or less than 10% of its total assets. Moreover, if a borrowing Fund has a secured loan from any other lender, its Interfund Loans also would be secured on the same basis. If any other lender to a borrowing Fund imposes conditions with respect to the quality of access to collateral securing a borrowing, the Fund’s collateral for any Interfund Loan will be subject to the same conditions (if the other lender is another Fund) or the same or better conditions (in any other circumstance). If a Fund’s total outstanding borrowings from all sources exceed 10% of its total assets, the Fund would repay any outstanding Interfund Loans, would reduce its borrowings to 10% or less of total assets, or would secure each outstanding Interfund Loan.

To assure that a lending Fund’s use of the proposed interfund lending facility reflects only the normal levels of short-term investment activity, the Trustees have determined that the Fund should limit its loans extended through the proposed interfund lending facility to no more than 15% of a Fund’s current net assets at the time an Interfund Loan is made.

The Trustees further concluded that, given these asset coverage limits and the other terms and conditions discussed herein, any Interfund Loan made through the proposed interfund lending facility would represent “high quality” debt with minimal credit risk, fully comparable with, and in many cases superior to, other short-term instruments available to the Funds. Funds that hold themselves out as money market Funds will (in order to comply with Rule 2a-7 of the Act) lend on an interfund basis only if the requisite determinations contemplated by the Rule have been made by Vanguard. It is anticipated that a Fund would extend an Interfund Loan only when the borrower’s total borrowings immediately after the Interfund Loan are 10% or less of its total assets (1000% asset coverage). In the relatively few instances when a Fund would extend an Interfund Loan to a borrowing Fund with outstanding loans immediately after the Interfund Loan representing more than 10% of its total assets (up to the 33 1/3% limit), any loan would be fully secured by segregated assets, as well as protected by the borrowing Fund’s asset coverage of at least 300%. If the total outstanding borrowing from all sources of a Fund with outstanding Interfund Loans exceeds 10% of its total assets, the Fund would: (i) repay all outstanding Interfund Loans; (ii) reduce indebtedness to 10% or less of total assets; or (iii) secure each outstanding Interfund Loan, until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets.

In addition, if a Fund borrows from one or more banks, all Interfund Loans to that Fund will become subject to at least equivalent terms and conditions with respect to interest rate, collateral, maturity, and events of default as any outstanding bank loan. If a bank were to require collateral for a loan to a borrowing Fund, the lending Fund

_________________________

14            When a bank loan is not available and the Interfund Loan Rate is less than or equal to the CMT Rate, the interest rate formula is designed to ensure that lending Funds always receive a return greater than what they would have received through the CMT Fund or, if applicable, overnight repurchase agreements in which the lending Funds could otherwise invest, while the borrowing Funds always retain access to cash otherwise unavailable through traditional bank loans.

Page 13 of 26 sequentially numbered pages (including exhibits)

would also require the pledge of collateral by the borrowing Fund on the same basis regardless of the level of the borrowing Fund’s asset coverage. Similarly, if the bank were to call its loan because of default, the lending Fund also would be required to call its loan. In addition, the maturity of an Interfund Loan would never be longer than the maturity of any outstanding bank loan and would in no event exceed seven days. Under these conditions, all Interfund Loans would be effected at not less than the same level of protection as required by any bank or other third-party lender to the Fund.

In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Funds to call Interfund Loans on one business day’s notice, and the fact that the Independent Trustees will exercise effective oversight of the proposed interfund lending facility, Applicants believe Interfund Loans to be comparable in credit quality to other money market (short-term) instruments rated “high quality” by independent, nationally recognized statistical rating organizations. Because Applicants believe that the risk of default on Interfund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for Interfund Loans except on the few occasions when a Fund’s total borrowings represent more than 10% of its total assets (or when a third party lending bank requires collateral). Moreover, with respect to loans when the Fund’s total borrowings represent 10% or less of its assets, collateralizing each Interfund Loan would be burdensome and expensive and would reduce or eliminate the benefits from the proposed interfund lending facility. Collateralization would provide no significant additional safeguard in light of: (i) the high credit quality and liquidity of the borrowing Funds; (ii) the 1,000% or greater asset coverage standard for unsecured Interfund Loans; (iii) the demand feature of Interfund Loans; and (iv) the fact that the program for both the borrowing and lending Funds would be administered by Vanguard, through the Cash Management Department, and would be subject to the oversight of the Independent Trustees.

Applicants, however, are sensitive to the need for adequate safeguards in the unlikely event there is any possibility of a loan default or payment dispute between a lending and borrowing Fund. To address these concerns, the Applicants propose the following:

(1)

Each Fund’s aggregate Interfund Loans to all Funds will be limited to 15% of its current net assets at the time the loan is made. Although the Trustees for the Funds believe Interfund Loans will be of substantially comparable (if not superior) quality and liquidity to repurchase agreements or other comparable short-term instruments (including the CMT Fund), the Funds will impose the foregoing limit on their Interfund Loans as an additional safeguard against the possibility, however remote, that a default by a borrowing Fund might impact a lending Fund’s liquidity.

(2)

In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, Vanguard will promptly refer such loan for arbitration to an independent arbitrator selected by the Trustees of each Trust with a Fund involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.[1][5] The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Trustees setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

Applicants believe that the program would not involve any significant risk resulting from potential conflicts of interest. Vanguard has no pecuniary interest in the administration of the program. As noted earlier, the Cash Management Department would administer the proposed interfund lending facility as a disinterested fiduciary as part of the Funds’ overall cash management program. No portfolio manager of any Fund would serve in the Cash Management Department. Vanguard, through the Cash Management Department, would administer the program as part of its duties under the relevant management or service agreement with each Fund, and would receive no additional fee as compensation for its services in connection with the administration of the proposed interfund lending facility.

The proposed interfund lending facility would not present any significant potential for one Fund to obtain a preferential rate to the disadvantage of any other Fund. Under the proposed interfund lending facility, the Funds would not negotiate interest rates between themselves and Vanguard would not set rates in its discretion. Rather,

_________________________

15 the dispute involves Funds with different Trustees, the respective Trustees of each Fund will select an independent arbitrator that is satisfactory to each Fund.

Page 14 of 26 sequentially numbered pages (including exhibits)

rates would be determined pursuant to pre-established formulas, approved by the Trustees, which would be a function of the current rates quoted by independent third parties for short-term bank borrowings, the CMT Rate, and, in limited circumstances, the Bank Loan Alternative Spread and the CMT Rate Variation Level. All Funds participating in the interfund lending facility on any given day would receive the same rate, except in unusual circumstances. In such a case, a borrowing Fund that is unable to receive a bank loan when the Interfund Loan Rate is less than or equal to the CMT Rate will receive an interest rate that is different from other borrowing Funds participating in the interfund lending facility (i.e., CMT Rate plus a Bank Loan Alternative Spread determined pursuant to Board approved procedures).

The proposed interfund lending facility would also not present any significant potential that one Fund’s portfolio manager would maintain or expand the Fund’s excess cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund. First, the amount of total credit available for Interfund Loans and the amount of interfund borrowing demand would be determined by the Cash Management Department. As discussed above, the Cash Management Department would operate independently of the Fund’s portfolio managers because no portfolio manager of any Fund would serve in the Cash Management Department. The Cash Management Department will accumulate data at least once each business day on the Funds’ total short-term borrowing needs and the Funds’ total excess cash positions. The Cash Management Department would not solicit cash for the proposed interfund lending facility from any Fund or disseminate total borrowing demand data to any portfolio managers. The Cash Management Department would allocate available cash to borrowing Funds on an equitable basis. No portfolio manager would be able to cause the Fund’s cash balance be loaned to any particular Fund or otherwise intervene in the Cash Management Department’s allocation of loans. The Cash Management Department will invest cash amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the portfolio managers or the remaining amounts will be invested directly by the portfolio managers of the Funds.

Second, portfolio managers typically limit their Funds’ cash reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds.16 Because portfolio manager compensation is directly or indirectly related to his or her Fund’s performance record, it would be contrary to the self-interest of the portfolio manager to compromise his or her Fund’s performance in order to extend additional credit to other Funds.

Third, a portfolio manager’s decision regarding the amount of the Fund’s excess cash balance would be unlikely to affect the ability of other Funds to obtain Interfund Loans. The Funds anticipate that, whenever the Interfund Loan Rate is higher than the CMT Rate, the cash available each day for interfund lending normally would greatly exceed the demand from borrowing Funds. Although Funds might in rare instances have extraordinary borrowing needs, the high asset coverage limitations of the proposed interfund lending facility are expected to restrict its use to customary levels of Fund borrowing.

For all the foregoing reasons, and subject to the above terms and conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c), 12(d)(1)(J) and 17(b) of the Act and Rule 17d-1 thereunder.

1.	Exemption from Sections 17(a)(3) and 21(b) of the Act

The principal officers and the trustees of each Trust are and in the future may be identical. Although the power of the officers and Trustees arises solely as a result of their official positions with the Trusts, in view of the overlap of substantially all of the officers and Trustees among the Trusts, the Trusts and the Funds might be deemed to be under common control and thus “affiliated persons” of each other within the meaning of that term under Section 2(a)(3) of the Act. Therefore, Applicants request an order pursuant to Sections 6(c) and 17(b) of the Act, exempting them from the provisions of Sections 17(a)(3) and 21(b), which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company.

(a)	The Terms of the Proposed Transaction Are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned.

_________________________

16 Fund may, however, have a large cash position under certain circumstances, such as: (i) for temporary defensive purposes, (ii) when the portfolio manager is otherwise unable to locate favorable investment opportunities, or (iii) in anticipation of redemption requests.

Page 15 of 26 sequentially numbered pages (including exhibits)

Applicants submit that the Interfund Loans will be on terms which are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching. As discussed earlier, the interest rates for all Interfund Loans will be based on the same objective and verifiable standards (i.e., either (i) the average of the CMT Rate and the Bank Loan Rate, if a bank loan is available to a Fund, or (ii) the CMT Rate plus the Bank Loan Alternative Spread if no bank loan is available to a Fund and the Interfund Loan Rate is less than or equal to the CMT Rate)). Thus, when bank loans are available to a borrowing Fund, the rate for a borrowing Fund will be lower and, for a lending Fund, will be higher than that otherwise available to them. When bank loans are not available to a borrowing Fund and the Interfund Loan Rate is less than or equal to the CMT Rate, the rate for a lending Fund will be higher than that would otherwise available to them, while the borrowing Funds will retain access to cash otherwise unavailable through traditional bank loans at a rate that is fair and reasonable given the borrowing Fund has no other available source of liquidity.

To ensure that the CMT Rate is a reasonable approximation of the current day’s CMT Rate, if the difference between the CMT Rate and the estimated current day’s CMT Rate is greater than the CMT Rate Variation Level, then the Cash Management Department will adjust the CMT Rate to the estimated current day’s CMT Rate. This will ensure that the Interfund Loan Rate reflects current market conditions and that a sudden change in the day-to-day yield of the CMT Fund is taken into account when calculating the Interfund Loan Rate. Because the interest rate formulas are objective and verifiable and the same rate applies equally to all Funds participating on any given day except in unusual circumstances as described above, the use of the formulas provide an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

Furthermore, because each Fund’s daily borrowing demand or cash reserve would be determined independently of any others and all such decisions would be aggregated by the Cash Management Department and matched on an equitable basis pursuant to procedures approved by the Trustees, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other. In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

Periodic review by each Trust’s Trustees, including the Independent Trustees, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

(b)	The Proposed Transactions Will Be Consistent with the Policies Set Forth in the Funds’ Registration Statement and the General Purposes of the Act.

All borrowings and Interfund Loans by the Funds will be consistent with the organizational documents and investment policies of the respective Funds.

Section 21(a) of the Act provides that a registered investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission. Similarly, Subparagraphs (B) and (G) of Section 8(b)(1) of the Act require that registered investment companies must disclose the extent to which, if at all, they intend to engage in borrowing money and making loans to other persons. Because the Funds have already established an interfund lending facility pursuant to the 1996 Order, each Fund presently includes disclosure in its SAI on the possibility of the Fund’s participation in the interfund lending facility. A Fund would continue to include disclosure regarding the proposed interfund lending facility in its SAI as long as the Fund participates in the proposed interfund lending facility.

The proposed interfund lending facility also is consistent with the general purposes of the Act and specifically Sections 17(a)(3) and 21(b). These sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders.17 The proposed transactions do not raise such concerns because: (i) Vanguard, through the Cash Management Department, would administer the program as a disinterested fiduciary as part of its duties under the relevant management or service agreement with each Fund; (ii) all Interfund Loans would consist only of excess cash reserves that the lending Fund otherwise would invest in short-term repurchase agreements or other short-term instruments (including the CMT Fund); (iii) the Interfund Loans would not involve a significantly greater risk than such other investments because the

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17 affiliated borrowing transactions covered by Section 21(b) are also covered by Section 17(a)(3). To the extent that Congress intended Section 21(b) to cover some more specific abuse, the section appears to have been directed at prohibiting upstream loans. See S. Rep. No. 1775, 76th Cong. 3d Sess. 15 (1940), House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940). The lending transactions at issue here, of course, do not involve upstream loans.

Page 16 of 26 sequentially numbered pages (including exhibits)

borrowers would offer high asset coverage and are highly regulated; (iv) the lending Fund would receive interest at a rate higher than it could otherwise obtain through such other investments; and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan arrangements and avoid the up-front commitment fees generally associated with committed lines of credit, and in cases where no bank loans are available and the Interfund Loan Rate is less than or equal to the CMT Rate, retain access to cash otherwise unavailable through traditional bank loans at a rate that is fair and reasonable given the borrowing Fund has no other source of available liquidity. Moreover, the other terms and conditions that the Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

For the foregoing reasons, and in light of the other terms and conditions that the Applicants propose in this Application, Applicants submit that the transactions to be effected under the proposed interfund lending facility are consistent with the general purposes of the Act.

2.	Exemption from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the Act.

As noted above, Applicants submit that the proposed interfund lending facility may not involve transactions by any “affiliated persons” of a Fund. Applicants further submit that the proposed interfund lending facility would involve cash items and not the issuance or sale of any “security” by a borrowing Fund to lending Fund within the meaning of Sections 17(a)(1) or 12(d)(1) of the Act. However, because of the broad definition of a “security” in Section 2(a)(36) of the Act, the obligation of a borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the Act.

Section 17(a)(2) of the Act prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Pursuant to conditions 3, 4, and 5, a borrowing Fund would be required to pledge assets to a lending Fund under certain circumstances. Such a pledge of assets could be construed as a purchase of the borrowing Fund’s securities or other property for purposes of Section 17(a)(2).18

Thus, the Applicants seek relief from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the Act through this Application to eliminate any possible questions or doubts concerning their participation in the proposed interfund lending facility. Applicants submit that the requested exemptions are appropriate in the public interest, and consistent with the protection of investors and policies and purposes of the Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b).

The primary purpose of Section 17(a)(1) and 17(a)(2) is to prevent persons with the power to control an investment company from using that power to their own pecuniary advantage in connection with the sale of securities or other property, i.e., to prevent self-dealing.19 Because the interest rate formulas are objective and verifiable and the same rate would apply equally to all Funds participating in the proposed interfund lending facility on any given day except in unusual circumstances,20 the use of the formulas provide an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching. In addition, because each Fund’s daily borrowing demand or cash reserve would be determined independently of those of any other participating Funds and all such decisions would be aggregated by the Cash Management Department and matched on an equitable basis pursuant to procedures approved by the Trustees of the relevant Fund, the operation of the program will substantially eliminate the possibility of any one Fund being disadvantaged by another participating Fund.

The requested relief from Section 17(a)(2) of the Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is another Fund) or the same or better conditions (in any other circumstance). Any collateral pledged to secure an Interfund Loan will be available solely to secure repayment of such Interfund Loan.

Furthermore, Applicants submit that the proposed interfund lending facility does not involve the type of abuse at which Section 12(d)(1) was directed. Section 12(d)(1) imposes certain limits on an investment company’s

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18            See Rubin v. United States, 449 U.S. 424 (1981). See also Salomon Brothers Asset Management Inc., et. al., Investment Company Act Release Nos. 24181 (Dec. 1, 1999)(notice) and 24222 (Dec. 28, 1999)(order).

19 e.g., S. Rep. No. 1775, 76th Cong., 3 Sess. 6 (1940).

20            If a borrowing Fund is unable to receive a bank loan when the Interfund Loan Rate is less than or equal to the CMT Rate, it will receive an interest rate that is different from other Funds participating in the interfund lending facility (i.e., CMT Rate plus a Bank Loan Alternative Spread).

Page 17 of 26 sequentially numbered pages (including exhibits)

acquisitions of securities issued by another investment company. That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investments. In the instant case, the entire purpose of the proposed interfund lending facility is to provide economic benefits for all the participating Funds and their shareholders. There would be no duplicative costs or fees to the Funds or their shareholders. Vanguard, through the Cash Management Department, would administer the proposed interfund lending facility as a disinterested fiduciary under the relevant management or service agreements with the Funds, and would receive no additional compensation for its services in connection with the administration of the interfund lending facility.

Under these circumstances, to include Interfund Loans within the limitations of Section 12(d)(1) would not enhance investor protection, but rather would restrict a lending Fund’s ability to acquire the securities of other investment companies which the Fund otherwise could acquire under Section 12(d)(1). Applicants submit that such a restriction upon a Fund’s investment flexibility would be contrary to the best interests of Fund shareholders.

3.	Order Pursuant to Section 17(d) of the Act and Rule 17d-1 Thereunder.

Applicants also believe that the proposed interfund lending facility would not involve any “joint transaction”, “joint enterprise” or “joint profit sharing arrangement” with any affiliated person subject to Section 17(d) of the Act and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an order under these provisions to the extent necessary to implement the proposed interfund lending facility.

Section 17(d), like Section 17(a), was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section 17(d) is to avoid overreaching and unfair advantage to insiders.21 For the same reasons discussed above with respect to Section 17(a) of the Act, each Applicant’s participation in the proposed interfund lending facility would not involve overreaching or unfair advantage of any other Applicant. Furthermore, the proposed interfund lending facility is consistent with the provisions, policies and purposes of the Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms (except in unusual circumstances)22 consistent with its investment policies and fundamental investment limitations. Thus, each Fund’s participation in the proposed interfund lending facility would be on terms which are no different from23 or less advantageous than that of other participating Funds.

4.	Exemption from Section 18(f)(1) of the Act.

Applicants request exemptive relief under Section 6(c) from Section 18(f)(1) to the limited extent necessary to implement the proposed interfund lending facility (because the lending Funds are not banks). Section 18(f)(1) of the Act prohibits an open-end investment company from issuing “any senior security or to sell any senior security of which it is the issuer, except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company . . .” Applicants seek exemption from this provision only to the limited extent necessary to permit a Fund to lend to or borrow directly from other Funds in amounts, as measured on the day when the most recent loan was made, and subject to all the terms and conditions proposed hereunder, including the condition that immediately after any unsecured borrowing there is at least 1,000% asset coverage for all interfund borrowings of the borrowing Fund. The Funds would remain subject to the requirement of Section 18(f)(1) that all borrowings of the Fund, including combined interfund and bank borrowings, have at least 300% asset coverage.

Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the Funds to borrow directly from other Funds pursuant to the proposed interfund lending facility is fully consistent with the purposes and policies of Section 18(f)(1). Applicants further submit that the exemptive relief requested for the operation of the proposed interfund lending facility is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at reduced costs and provide a source of liquidity when no bank loans are available, and it will enable lending Funds to earn a higher return on their

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21 e.g., Hearings on S.3580 Before a Subcomm. of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. 762 (1940) at 211-213.

22 See, supra note 20.

23 Id.

Page 18 of 26 sequentially numbered pages (including exhibits)

excess cash balances without materially increased risk and without involving any overreaching, all in the best interests of Fund shareholders.

VI.	CONCLUSION

For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions set forth above, would be reasonable and fair, would not involve overreaching, and would be consistent with the investment policies of the Funds and with the general purposes of the Act. Applicants also submit that their participation in the proposed interfund lending facility would be consistent with the provisions, policies and purposes of the Act, and would be on a basis which is not different from24 or less advantageous than that of other participating Funds.

VII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, the Applicants hereby state that the address of the Funds and Vanguard is as follows:

Vanguard Funds

The Vanguard Group, Inc.

P.O. Box 2600, V26

Valley Forge, PA 19482

The Applicants further state that all communications concerning this Application should be directed to:

Michael J. Drayo, Esq.

The Vanguard Group, Inc.

P.O. Box 2600, V26

Valley Forge, PA 19482

(610) 669-4294

michael_drayo@vanguard.com

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby represents that all requirements for the execution and filing of this Application on behalf of Applicants have been complied with in accordance with the Agreement and Declaration of Trust and By-Laws of the Trusts and the corporate organizational documents of Vanguard, and the undersigned officer of the Applicants is fully authorized to execute this Application and any further amendments thereto. The Trusts and Vanguard have adopted the resolutions attached as Exhibits A-1 and A-2 authorizing the filing of the Application. The Verification required by Rule 0-2(d) under the Act is attached as Exhibit B-1.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Respectfully submitted,
Vanguard Funds
By: /s/ Heidi Stam
Heidi Stam
Secretary

Date: August 3, 2009
The Vanguard Group, Inc.
By: /s/ Heidi Stam
Heidi Stam
Secretary, Managing Director and General Counsel

Date: August 3, 2009

Page 19 of 26 sequentially numbered pages (including exhibits)

_________________________

24 Id.

EXHIBIT INDEX

A. Authorizations required pursuant to Rule 0-2(c)(1).

1. Vanguard Funds

2. The Vanguard Group, Inc.

B. Verifications required pursuant to Rule 0-2(d).

1. Vanguard Funds and The Vanguard Group, Inc.

Page 20 of 26 sequentially numbered pages (including exhibits)

••

VANGUARD FUNDS

CERTIFICATE OF AUTHORIZATION

I, Heidi Stam, do hereby certify that: (1) I am Secretary of Vanguard Admiral Funds, Vanguard Bond Index Funds, Vanguard California Tax-Free Funds, Vanguard Chester Funds, Vanguard CMT Funds, Vanguard Convertible Securities Fund, Vanguard Explorer Fund, Vanguard Fenway Funds, Vanguard Fixed Income Securities Funds, Vanguard Florida Tax-Free Fund, Vanguard Horizon Funds, Vanguard Index Funds, Vanguard Institutional Index Funds, Vanguard International Equity Index Funds, Vanguard Malvern Funds, Vanguard Massachusetts Tax-Exempt Funds, Vanguard Money Market Reserves, Vanguard Montgomery Funds, Vanguard Morgan Growth Fund, Vanguard Municipal Bond Funds, Vanguard New Jersey Tax-Free Funds, Vanguard New York Tax-Free Funds, Vanguard Ohio Tax-Free Funds, Vanguard Pennsylvania Tax-Free Funds, Vanguard Quantitative Funds, Vanguard Specialized Funds, Vanguard STAR Funds, Vanguard Tax-Managed Funds, Vanguard Treasury Fund, Vanguard Trustees’ Equity Fund, Vanguard Valley Forge Funds, Vanguard Variable Insurance Funds, Vanguard Wellesley Income Fund, Vanguard Wellington Fund, Vanguard Whitehall Funds, Vanguard Windsor Funds, Vanguard World Funds (collectively, the “Funds”); (2) the following is a true and complete copy of resolutions duly adopted by the appropriate vote of the Board of Trustees of each of the aforesaid Funds at a meeting held on October 7, 2008 at which a quorum was present and voting; and (3) said resolutions remain in full force and effect as of the date hereof.

RESOLVED, that the officers of the Funds be, and they hereby are authorized, empowered and directed to prepare, execute and file with the Securities and Exchange Commission an application (the “Application”) to amend the Funds’ exemptive relief that currently permits the Funds and The Vanguard Group, Inc. to participate in an interfund lending facility whereby the Funds may lend money directly to each other for temporary purposes; and;

FURTHER RESOLVED, that the Vanguard Fund officers be, and they hereby are, authorized, empowered and directed to prepare, file and deliver all other instruments and documents necessary and appropriate to further the Funds’ Application, including any amendment or amendments thereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 3rd day of August, 2009.

/s/ Heidi Stam
Heidi Stam
Secretary
Vanguard Funds

Page 21 of 26 sequentially numbered pages (including exhibits)

•

THE VANGUARD GROUP, INC.

CERTIFICATE OF AUTHORIZATION

I, Heidi Stam, do hereby certify that: (1) I am Secretary, Managing Director and General Counsel of The Vanguard Group, Inc. (the “Corporation”); (2) the following is a true and complete copy of resolutions duly adopted by the appropriate vote of the Board of Directors of the Corporation at a meeting held on October 18, 1991 at which a quorum was present and voting; and (3) said resolutions remain in full force and effect as the date hereof.

RESOLVED, That the Chairman, President or Secretary of the Corporation be, and they hereby are authorized, empowered and directed to prepare, execute and file with the Securities and Exchange Commission (“Commission”) an Application under Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “Act”), for orders of the Commission, on behalf of the Corporation: (1) exempting the Corporation and the present and future member funds of The Vanguard Group of Investment Companies (the “Funds”) from the provisions of Sections 12(d)(1), 17(a)(3), 17(d), 18(f) and 21(b) of the Act and Rule 17d-1 thereunder to the extent necessary to permit the Funds and the Corporation to participate in an interfund lending facility whereby the Funds may lend money directly to each other for temporary purposes, subject to the conditions set forth in the application; and (2) granting such other exemptive relief as such officers, on advice of counsel, deem appropriate; and

FURTHER RESOLVED, That the Chairman, President or Secretary of the Corporation be, and they hereby are, authorized, empowered and directed to prepare, file and deliver all other instruments and documents necessary and appropriate to the Application, including any amendment or amendments thereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 3rd day of August, 2009.

/s/ Heidi Stam
Heidi Stam
Secretary, Managing Director and General Counsel

•

Page 22 of 26 sequentially numbered pages (including exhibits)

•

VERIFICATION

The undersigned states that she has duly executed the attached Application, dated August 3, 2009, for an on behalf of:

Vanguard Admiral Funds

Vanguard Bond Index Funds

Vanguard California Tax-Free Funds

Vanguard Chester Funds

Vanguard CMT Funds

Vanguard Convertible Securities Fund

Vanguard Explorer Fund

Vanguard Fenway Funds

Vanguard Fixed Income Securities Funds

Vanguard Florida Tax-Free Fund

Vanguard Horizon Funds

Vanguard Index Funds

Vanguard Institutional Index Funds

Vanguard International Equity Index Funds

Vanguard Malvern Funds

Vanguard Massachusetts Tax-Exempt Funds

Vanguard Money Market Reserves

Vanguard Montgomery Funds

Vanguard Morgan Growth Fund

Vanguard Municipal Bond Funds

Vanguard New Jersey Tax-Free Funds

Vanguard New York Tax-Free Funds

Vanguard Ohio Tax-Free Funds

Vanguard Pennsylvania Tax-Free Funds

Vanguard Quantitative Funds

Vanguard Specialized Funds

Vanguard STAR Funds

Vanguard Tax-Managed Funds

Vanguard Treasury Fund

Vanguard Trustees’ Equity Fund

Vanguard Valley Forge Funds

Vanguard Variable Insurance Funds

Vanguard Wellesley Income Fund

Vanguard Wellington Fund

Vanguard Whitehall Funds

Vanguard Windsor Funds

Vanguard World Funds

(collectively, the “Funds”) and The Vanguard Group, Inc. (“Vanguard” and, together with the Funds, the “Applicants”); that she is the Secretary of the Funds and Secretary, Managing Director and General Counsel of Vanguard; and that all action by stockholders, trustees, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Heidi Stam

Heidi Stam

Secretary of each Applicant

Managing Director and General Counsel of Vanguard

Page 23 of 26 sequentially numbered pages (including exhibits)